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                             June 20, 2024

       Felipe MacLean
       Chief Executive Officer
       Clover Leaf Capital Corp.
       1450 Brickell Avenue, Suite 1420
       Miami, FL 33131

                                                        Re: Clover Leaf Capital
Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed June 14, 2024
                                                            File No. 333-274851

       Dear Felipe MacLean:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2024 letter.

       Amendment No. 6 to Registration Statement on Form S-4 filed June 14,
2024

       Risk Factors, page 22

   1. We note that you deleted the risk factor entitled "The concentration of stock ownership by our executive officers
and directors may enable such stockholders to exert significant influence over matters
requiring stockholder approval" on page 56. We further note your revised disclosure that
Digital Ally will own approximately "47.6% of the Combined
                                                        Company after the
contemplated Digital Ally Distribution, which is distributed concurrently with the
Closing." Such disclosure indicates that stock ownership in you will continue to be
concentrated following the Closing. In an appropriate place in your Risk
                                                        Factors, please revise
to discuss that Digital Ally will significantly influence matters requiring stockholder
approvals and acknowledge the associated risks.
 Felipe MacLean
FirstName
Clover LeafLastNameFelipe
            Capital Corp. MacLean
Comapany
June       NameClover Leaf Capital Corp.
     20, 2024
June 20,
Page 2 2024 Page 2
FirstName LastName
Item 21. Exhibits and Financial Statements Schedules., page II-2

2. Please have counsel revise Exhibit 8.1 to delete as inappropriate the language that "we have assumed without investigation or verification that the facts and statements set forth in the Registration Statement are true, correct and complete in all material respects," and in connection therewith, delete the disclosure on page 134 that "[s]uch opinion is based on customary assumptions, representations and covenants." Refer to
Section III.C.3 of Staff
         Legal Bulletin 19.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-3398
if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Jessica Yuan